Exhibit 99.1

Obsidian Energy Announces Strong First Quarter 2023 Results

•
Strong performance and production increases from all development areas resulted in 33,153 boe/d average production for the quarter
•
Funds flow from operations was $94.3 million in the quarter (20 percent increase from the first quarter of 2022)
•
Peace River development and exploration program extends Walrus Bluesky play and further delineates acreage for both Bluesky and Clearwater formations
•
Settled $9.8 million of equity award plans in cash as opposed to issuing more shares , given the significant discount of our share price to our intrinsic value

CALGARY, May 4, 2023 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report strong operating and financial results for the first quarter of 2023.

	Three months ended March 31
	2023	2022
FINANCIAL[1]
(millions, except per share amounts)
Cash flow from operating activities	72.6	83.9
Basic per share ($/share)[2]	0.89	1.03
Diluted per share ($/share)[2]	0.87	1.00
Funds flow from operations[3]	94.3	78.6
Basic per share ($/share)[4]	1.15	0.97
Diluted per share ($/share)[4]	1.12	0.94
Net income	30.5	23.8
Basic per share ($/share)	0.37	0.29
Diluted per share ($/share)	0.36	0.28
Capital expenditures	107.1	103.4
Decommissioning expenditures	8.7	8.5
Long-term debt	259.3	368.4
Net debt[3]	351.4	448.8

OPERATIONS
Daily Production
Light oil (bbl/d)	12,809	11,114
Heavy oil (bbl/d)	6,241	5,789
NGL (bbl/d)	2,678	2,432
Natural gas (mmcf/d)	69	60
Total production[5] (boe/d)	33,153	29,407

Average sales price [2,6]
Light oil ($/bbl)	101.51	117.91
Heavy oil ($/bbl)	44.98	84.77
NGL ($/bbl)	59.37	68.09
Natural gas ($/mcf)	4.06	4.96

Netback ($/boe)
Sales price	60.89	77.07
Risk management gain (loss)	0.88	(6.58)
Net sales price	61.77	70.49
Royalties	(8.40)	(11.35)
Net operating costs[4]	(14.57)	(13.93)
Transportation	(3.25)	(2.76)
Netback[4] ($/boe)	35.55	42.45
(1)
We adhere to generally accepted accounting principles ("GAAP"); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations ("FFO"), net debt, netback and net operating costs. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.
(2)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(4)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(5)
Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".
(6)
Before realized risk management gains/(losses).

Detailed information can be found in Obsidian Energy's unaudited interim consolidated financial statements and management's discussion and analysis ("MD&A") as at and for the three-month period ended March 31, 2023 on our website at www.obsidianenergy.com, which will also be filed on SEDAR and EDGAR in due course.

The majority of our first half 2023 development program was completed across our Peace River, Willesden Green, Pembina and Viking assets in the first quarter, with the remaining activity to be finished in May. First quarter 2023 production increased to 33,153 boe/d – a 13 percent increase over the 29,407 boe/d in the first quarter of 2022 which contributed to increased FFO and net income from the first quarter of 2022.

2023 First Quarter Financial Highlights

•
Strong Funds Flow – FFO increased to $94.3 million ($1.15 per basic share) for the first quarter of 2023 compared to $78.6 million ($0.97 per basic share) for the same period in 2022. Increased production combined with realized hedging gains primarily drove the increase over 2022.
•
Capital Development Growth – The Company’s first half development program was active with the majority of spending incurring in the first quarter, which resulted in 29 (28.8 net) operated wells drilled (including four oilsands exploration wells). Total first quarter capital expenditures were $107.1 million (2022 – $103.4 million) and decommissioning expenditures were $8.7 million (2022 – $8.5 million).
•
Stable G&A Costs – General and administrative (“G&A”) costs were $1.60 per boe in the first quarter of 2023 compared to $1.57 per boe in the first quarter of 2022 due to the Company’s focus on managing our cost structure.
•
Managed Net Operating Costs – Net operating costs were higher at $14.57 per boe in the first quarter of 2023 compared to $13.93 per boe in the first quarter of 2022. The increase in net operating costs is mainly due to higher power costs and usage with an increased production base and general inflationary pressures experienced across the industry.
•
Higher Net Income – Higher production and solid netbacks contributed to $30.5 million ($0.37 per basic share) of net income for the first quarter of 2023 compared to $23.8 million in the same period in 2022 ($0.29 per basic share). The increase was partially offset by lower commodity prices and a non-cash deferred income tax expense related to the deferred income tax asset recognized in 2022 in conjunction with our significant tax pool position.
•
Continued Liquidity and Debt Focus – The amount available under our syndicated credit facility increased to $200.0 million from $175.0 million, with an extension of the revolving period to May 31, 2024, and the term-out date to May 31, 2025, through the early completion of our semi-annual borrowing base redetermination. With capital expenditures from our first half drilling program heavily weighted to the first quarter of 2023, net debt increased to $351.4 million at March 31, 2023, compared to $316.8 million at December 31, 2022, but decreased from $448.8 million at March 31, 2022.
•
Approval of Normal Course Issuer Bid to Facilitate Share Buyback – The Board of Directors authorized a normal course issuer bid (“NCIB”) to provide a return of capital to shareholders, which was approved by the Toronto Stock Exchange (“TSX”) and allows the Company to buy back up to 10 percent of our “public float”, as defined by the TSX, up to February 27, 2024. Purchases under the NCIB will be subject to maintaining $65 million of liquidity and complying with the terms of our current credit facilities. The Company is currently in active discussions with several parties to further enhance our liquidity position to afford more flexibility on a return of capital strategy.
•
Settlement of Equity-Linked Award Plans in Cash to Avoid Dilution – As we believe the intrinsic value of our shares far exceeds our current trading price, we elected to pay out performance share units and restricted share units that vested in the first quarter in cash ($9.8 million) rather than our usual practice of issuing shares at the current market price.

2023 First Quarter Operational Highlights

•
Achieved Robust Development Well Results – Our active first quarter 2023 capital development continued the momentum from our 2022 program, resulting in drilling results with strong initial production (“IP”) rates. With five rigs deployed across the Peace River, Willesden Green, Pembina and Viking areas, 25 (24.8 net) development and exploration/appraisal wells were rig released in the first quarter and 21 (20.6 net) wells are now on production; additionally, we drilled four (4.0 net) oilsands exploration (“OSE”) wells in Peace River.
•
Established New Walrus Development Area in Peace River – Results of our two (2.0 net) Bluesky 2023 exploration/appraisal wells initially produced an average of over 500 boe per day on a combined basis and further delineated our Peace River acreage while opening a new development area at the Walrus field.
•
Peace River Potential – Initial results from the drilling and analysis of the well cores gathered from our four (4.0 net) OSE wells in the first quarter provided encouraging results. Placed strategically across our land base, they help to further delineate our extensive land position in Peace River by providing detailed subsurface data for both Bluesky and Clearwater formations.
•
Expanded Western Side of Viking Play – Following up on the success of the 2022 step-out well on the western side of the play, we drilled and completed 11 (11.0 net) wells in our first half 2023 program by the end of April.

The initial three (3.0 net) wells were brought on production in the first quarter with the first two (2.0 net) wells showing a strong average 30-day IP rate of 212 boe/d (87 percent light oil).

2023 development program

We are pleased with the results of both our development and exploration/appraisal programs, providing solid production increases across our Peace River, Willesden Green, Pembina, and Viking areas. We further developed our Viking area following the successful step-out well in 2022, established a new development area at Walrus in Peace River, and further delineated our extensive land position in Peace River for both the Bluesky and Clearwater formations. During the first quarter, 25 (24.8 net) operated producing wells and four (4.0 net) operated OSE wells were rig released. We currently have 21 (20.6 net) wells on production of which 11 (10.7 net) wells were spud in 2022 and tied into permanent facilities in 2023. The table below provides our well drilling and on production breakdown by area. .

Q1
Operated Wells	Wells Rig Released[1]	Wells On Production
Development:
Willesden Green (Cardium)	5 (5.0)	6 (6.0)
Pembina (Cardium / Devonian)	2 (1.8)	4 (3.6)
Peace River (Bluesky)	4 (4.0)	5 (5.0)
Viking	11 (11.0)	3 (3.0)
Total Development	22 (21.8)	18 (17.6)
Exploration/Appraisal:
Peace River (Bluesky)	2 (2.0)	2 (2.0)
Peace River (Clearwater)	1 (1.0)	1 (1.0)
OSE (Peace River)	4 (4.0)	N/A
Total Exploration/Appraisal	7 (7.0)	3 (3.0)
TOTAL	29 (28.8)	21 (20.6)
(1)
Rig released well totals do not include 11 wells (10.7 net) rig released in 2022 and put on production in 2023, or the eight (2.4 net) non-operated development wells participated in during the first quarter, one of which was a water injection well.
(2)
37 (35.2 net) wells rig released in 2023 are expected to be brought on production by the end of 2023 with nine in early 2024. In total, 45 (43.0 net) wells will be brought on production in 2023.

In addition, Obsidian Energy participated in eight non-operated development wells (2.4 net) during the quarter, one of which was a water injection well.

Peace River

Our focus at Peace River is on realizing the potential across our acreage from both a development and exploration/appraisal basis. As a result of our team’s work, our first quarter program provided strong production additions while opening the Walrus field for substantial future development and increases to future locations and reserves. We further delineated our extensive land position for both Bluesky and Clearwater formations through the drilling and analysis of our four OSE wells. In 2023, we will continue with our strategy to both develop and appraise future development opportunities in Peace River, and will outline a multi-year development and appraisal plan for the Bluesky and Clearwater formations in the third quarter of this year.

Bluesky Development

The first half 2023 Bluesky development program provided solid results with five (5.0 net) wells on production in the first quarter.

•
06-04 Pad - Two (2.0 net) wells spud in 2022 were placed on production in February with an average 30-day IP rate of 133 boe/d (100 percent heavy oil) per well.
•
02-05 Pad - Two (2.0 net) wells on the three-well pad were completed and are producing to permanent facilities with an average 30-day IP rate of 265 boe/d (100 percent oil) per well. In addition, one (1.0 net) well that was previously producing into temporary facilities at a 30-day IP rate of 134 boe/d (100 percent oil) is now tied into permanent facilities.

•
14-05 Pad - One (1.0 net) well is on production and cleaning up after remedial completion work.

Recognizing the strong results from the three wells drilled at the Harmon Valley South (“HVS”) 6-31 Pad in early 2022, the Company added a second well to the offsetting 4-32 Pad in our first half Bluesky program. Both wells on the 4-32 Pad are on production and in the process of cleaning up.

Bluesky Exploration/Appraisal

Located to the east of our successful HVS development field, the potential of our Walrus acreage was largely unexplored until the first quarter of 2023. The results of our two (2.0 net) 2023 exploration/appraisal wells at the Walrus 16-20 Pad (in the north) and the Walrus 13-19 Pad (in the south) exceeded production expectations, providing key data on the Bluesky formation and effectively delineating the field for future large-scale development. Peak production rates achieved to date were 211 bbl/d (100 percent oil) for the 16-20 Pad well (1.0 net) and 303 bbl/d (100 percent oil) for the 13-19 Pad well (1.0 net). Due to restricted access in the area, typical for this time of year, the 16-20 Pad has been temporarily shut-in until access permits later in 2023.

OSE Activity

In the first quarter of 2023, we returned to organic exploration/appraisal work with the completion of our four vertical OSE wells. Placed strategically across our Peace River acreage, the wells further analyze and assess the development potential of our large land base in multiple formations. The information gathered from the cores are encouraging. Along with the results from the Dawson 12-33 Pad well (1.0 net), this data is being used to optimize future well design and placement as we define our second half 2023 program.

Willesden Green

Our Cardium play in Willesden Green continued to yield solid drilling results and production additions during the first quarter, providing a strong foundation for the Company. All five (5.0 net) wells drilled in the 2023 first half program were rig released in the quarter and placed on production prior to the end of April.

•
08-09 Crimson Pad – Two (2.0 net) wells showed an average 30-day IP rate of 574 boe/d (73 percent oil) per well.
•
12-26 Crimson Pad – One (1.0 net) well rig released in early January exhibited solid results with a 30-day IP rate of 276 boe/d (62 percent oil).
•
08-36 Crimson Pad – Two (2.0 net) wells drilled in the first quarter were just placed on production and are cleaning up.

Pembina

We completed our 2023 first half program in Pembina during the quarter, adding production from four (3.6 net) Cardium wells.

•
06-33 PCU#9 – Rig released in December 2022, the two (1.8 net) wells from this pad were placed on production in January 2023 with average 30-day IP rates of 293 boe/d (87percent light oil) per well.
•
Lodgepole 03-14 Pad – Two (1.8 net) wells were placed on production with average 30-day IP rates of 183 boe/d (82 percent light oil) per well.

Additionally, Obsidian Energy also participated in the development of the non-operated Pembina Cardium Unit 11 (“PCU#11”), which continues to progress. Seven (3.1 net) wells were drilled since mid-2022, including 2 (0.9 net) injection wells. The three (1.3 net) wells drilled in the second half of 2022 have average 90-day IP rates of 420 boe/d (93 percent liquids) per well. Our partner’s full-year program includes 12 (5.4 net) Cardium wells in PCU#11.

Viking

Our 2023 first half program at Viking focuses on extending the play by further developing the potential of the western side of our acreage following the successful 2022 step-out well, recognized as the top 2022 Viking well in the basin on a cumulative and daily average production basis[1]. During the first quarter, 11 (11.0 net) wells were rig released with the first two wells on production showing 30-day IP rates averaging 212 boe/d (87 percent light oil). The majority of the remaining wells were brought on production in early May.

1 National Bank of Canada Financial Markets, ‘Oil, Gas & Consumable Fuels, North American Drilling Productivity Report’, March 21, 2023.

DECOMMISSIONING UPDATE

During the first quarter of 2023, $8.7 million was spent on decommissioning expenses to progress our environmental remediation efforts with a focus on abandoning and reclaiming inactive fields in Northern and Eastern Alberta. Obsidian Energy also completed work in February 2023 related to the Alberta Government’s Alberta Site Rehabilitation Program that ended in 2022. Total support received from the province over the three-year period was $30.2 million (on a gross basis), helping us successfully abandon a combined total of 796 net wells and 1,121 net kilometres of pipeline when combined with our decommissioning expenditures from 2020 to 2022.

RECONFIRMATION OF 2023 GUIDANCE

With our solid first quarter operational and development results, we are reiterating our guidance issued on January 30, 2023. Our first half program provided further information for our Peace River and Viking areas, and we expect to optimize our second half 2023 development plans in the coming months. We expect to generate strong free cash flow in 2023 that will be used to repay debt as well as return capital to shareholders. At the same time, we will remain flexible to commodity prices and will adjust our plans accordingly to maintain the financial strength of the Company. Our full year 2023 guidance is presented below.

		2023E Guidance
Production[1]	boe/d	32,000 – 33,500
% Oil and NGLs	%	67%
Capital expenditures[2]	$ millions	260 – 270
Decommissioning expenditures	$ millions	26 – 28
Net operating costs	$/boe	13.50 – 14.40
General & administrative	$/boe	1.60 – 1.70

Based on midpoint of above guidance
WTI Range	US$/bbl	80.00
AECO	CAD$/GJ	3.00
FFO[3]	$ millions	~395
Free Cash Flow (prior to NCIB)	$ millions	~105
Net debt (prior to NCIB)[4]	$ millions	~215
Net debt to FFO[4]	times	0.5
(1)
Approximate mid-point of guidance range: 12,700 bbl/d light oil, 6,900 bbl/d heavy oil, 2,500 bbl/d NGLs and 63.9 mmcf/d natural gas. Average production volumes include a minimal amount of forecasted production associated with exploratory capital expenditures.
(2)
Capital expenditures include approximately $25 million for exploration/appraisal well activity with minimal impact on forecasted production volumes.
(3)
Pricing assumptions outlined are forecasted for the full year of 2023 and include risk management (hedging) adjustments as of May 3, 2023. Guidance FFO and free cash flow (“FCF”) includes approximately $6 million of estimated charges for full year 2023 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $9.00 per share.
(4)
Net debt figures estimated as at December 31, 2023, prior to the impact of any share purchased under the NCIB.

Guidance Sensitivity Table
Variable	Range	Change in 2023 FFO ($ millions)
WTI (US$/bbl)	+/- $1.00/bbl	8.6
MSW light oil differential (US$/bbl)	+/- $1.00/bbl	5.5
WCS heavy oil differential (US$/bbl)	+/- $1.00/bbl	3.1
Change in AECO ($/GJ)	+/- $0.25/GJ	3.2

HEDGING UPDATE

The Company has primarily focused our hedging program on AECO positions across 2023 and into early 2024 given our concerns on natural gas storage levels. As at May 3, 2023, the following oil and natural gas contracts are in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price (C$/bbl)
WCS Differential	July 2023 - December 2023	1,000 bbl/d	($21.72)
WTI Swap	April 2023	1,900 bbl/d	$111.33

AECO Natural Gas Contracts

Type	Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price (C$/mcf)
AECO Swap	April 2023 – October 2023	49,203	77%	3.50
AECO Swap	November 2023 – March 2024	26,588	42%	3.46
(1)
Percentage calculated based on annual expected pre-royalty natural gas production of 63.9 mmcf/d (midpoint of 2023E guidance).

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation later today on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities as indicators of our performance. The Company's unaudited consolidated financial statements and notes and MD&A as at and for the three months ended March 31, 2023 are available on the Company's website at www.obsidianenergy.com and under our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. The disclosure under the section "Non-GAAP and Other Financial Measures" in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three months ended March 31, 2023, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three months ended March 31, 2023, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three months ended March 31, 2023, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO and FCF

	Three months ended March 31
(millions, except per share amounts)	2023	2022
Cash flow from operating activities	$72.6	$83.9
Change in non-cash working capital	6.6	(18.0)
Decommissioning expenditures	8.7	8.5
Onerous office lease settlements	2.3	2.3
Settlement of restricted share units	4.6	-
Deferred financing costs	(0.5)	(0.7)
Restructuring charges (1)	-	2.5
Transaction costs	-	0.1
FFO	94.3	78.6
Capital expenditures	(107.1)	(103.4)
Decommissioning expenditures	(8.7)	(8.5)
Free Cash Flow	$(21.5)	$(33.3)
(1)
Excludes the non-cash portion of restructuring and other expenses.

Netback to Sales Price

	Three months ended March 31
(millions)	2023	2022

Sales price	$181.7	$204.0
Risk management gain (loss)	2.6	(17.4)
Net sales price	184.3	186.6
Royalties	(25.1)	(30.0)
Net operating costs	(43.5)	(36.9)
Transportation	(9.7)	(7.3)
Netback	$106.0	$112.4

Net Operating Costs to Operating Costs

	Three months ended March 31
(millions)	2023	2022
Operating costs	$49.0	$40.3
Less processing fees	(3.6)	(1.9)
Less road use recoveries	(1.9)	(1.5)
Net operating costs	$43.5	$36.9

Net Debt to Long-Term Debt

	As at March 31
(millions)	2023	2022
Long-term debt
Syndicated credit facility	$139.0	$311.8
Senior unsecured notes	127.6	-
Senior secured notes	-	47.1
PROP Limited recourse loan	-	10.5
Deferred interest	-	1.0
Unamortized discount of senior unsecured notes	(2.2)	-
Deferred financing costs	(5.1)	(2.0)
Total	259.3	368.4

Working capital deficiency
Cash	(0.1)	(5.6)
Accounts receivable	(84.3)	(96.6)
Prepaid expenses and other	(12.3)	(10.0)
Bank overdraft	-	3.3
Accounts payable and accrued liabilities	188.8	189.3
Total	92.1	80.4

Net debt	$351.4	$448.8

ABBREVIATIONS

Oil		Natural Gas
API	American Petroleum Institute	mcf	thousand cubic feet
bbl	barrel or barrels	mcf/d	Thousand cubic feet per day
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	Million cubic feet per day
boe/d	barrels of oil equivalent per day	bcf	billion cubic feet
mmbbls	million barrels	NGL	natural gas liquids
mmboe	million barrels of oil equivalent	GJ	gigajoule
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company's prospective results of operations, operating costs, expenditures, production, FFO, FCF, net operating costs, and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under "Forward-Looking Statements". The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI to provide readers with a more complete perspective on the Company's business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will file the unaudited interim consolidated financial statements and MD&A on our website, SEDAR and EDGAR in due course; our expectations for development program completion and future development; our expectations in connection with our NCIB program; on expectations for on production dates; our beliefs in connection with the intrinsic value of our shares; our expectations for development in the Peace River area and when we plan to outline our multi-year development and appraisal plan for the area; that we expect to optimize our second half 2023 development plans, generate strong free cash flow in 2023 and how we plan to use the associated cash; our reconfirmed guidance for production, capital and decommissioning expenditures, net operating costs, general & administrative costs, FFO, free cash flow (prior to NCIB), net debt (prior to NCIB) and net debt to FFO; our guidance sensitivities; our hedges; and our expectations for an updated corporate presentation.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements and FOFI contained herein do not assume the completion of any transaction); the impact of regional and/or global health related events, including that the COVID-19 pandemic will not have any adverse impact on energy demand and commodity prices in the future; that the Company's operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash or other financing sources to fund for repurchases of common shares under the NCIB and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws and regulations (including Canadian and U.S. securities laws and Canadian corporate law) pertaining to the NCIB; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements and FOFI contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements and FOFI. These risks and uncertainties include, among other things: our inability to repurchase common shares under the NCIB in the amounts permitted or at all due to a lack of financial resources, the inability to comply with our debt agreements, legal restrictions on share repurchases, competing demands for our financial resources, or other factors; the anticipated benefits of repurchasing our shares under the NCIB do not materialize; Obsidian Energy's future capital requirements; general economic and market conditions; demand for Obsidian Energy's products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our 2023 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com